November 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall
Assistant Director

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-221453) of Enviva Partners, LP and the Additional Registrant Guarantors named therein (collectively, the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Friday, November 17, 2017, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants.  The Registrants hereby further acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (301) 657-5560 with any questions regarding this matter.

Very truly yours,

ENVIVA PARTNERS, LP

By:	Enviva Partners GP, LLC, as its sole general partner

By:	/s/ James P. Geraghty
	Name:	James P. Geraghty
	Title:	Vice President and Controller

cc:                                Jay Ingram, Securities and Exchange Commission

Sherry Haywood, Securities and Exchange Commission

E. Ramey Layne, Vinson & Elkins L.L.P.